Filed by Genesis Microchip Inc. pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Genesis Microchip Inc.
Commission File No.: 000-33477

Filing Date: March 17, 2003

The following is a presentation made by Genesis Microchip Inc. to certain of its customers beginning on March 17, 2003:

The Merger of Genesis and Pixelworks

March, 2003

  • Why are we doing this?   • What is the timeline?   • What is the impact to our customers?   • The New Company

Company Strengths

• Best of Class Monitor Technology • Mixed Signal Integration • Operational Strength, > 40Mu shipped • 140+ Patents Issued • Award Winning Faroudja Video • Brand Recognition	• Best of Class Projection Technology • Feature Innovation • Smart Integration Technology • System Engineering Expertise • Advanced Video Processing, HDTV • Broad Applications Experience

The New Company: Strategy

  • Leadership in LCD monitor controllers • Leadership in projector ICs • CRT TV product Initiative • Drive flat panel TV Adoption • Total Customer Satisfaction

Customer Impact

After Closing
• Continuity and Stability
     • Commitment to support customers during transition
• Assured Production
     • All existing Genesis and Pixelworks products
• Support
     • Designs in production

Future
• Complete product line for advanced displays
     • Monitors, Projectors, CRT TVs & Flat Panel TVs
          • Combined technologies for innovative products
• Increased R&D capability
     • Ability to expand into broader markets
• Largest dedicated global customer support

The New Company

• More Technology
     • Combined Faroudja Video, nDSP, Mixed Signal, …
     • More advancement and innovation in video technology
• More Products
     • Monitors, Projectors, CRT TVs, LCD TVs
• More Technical Support
     • Korea, Taiwan, Japan, China, North America, Europe, India
• Lower Costs
     • Manufacturing Volume, > 10Mu per quarter
     • More competitive pricing
• Financial Strength
     • $200M+ Cash, $300M+ Revenue

The Merger of Genesis and Pixelworks

March, 2003

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions
of the Private Securities Litigation Reform Act of 1995

     This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed Pixelworks/Genesis merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated.  In any forward-looking statement in which Pixelworks or Genesis expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Pixelworks and Genesis businesses will not be integrated successfully; costs related to the proposed merger; failure of the Pixelworks or Genesis stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Pixelworks’ and Genesis’s businesses generally as set forth in Pixelworks’ and Genesis’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, particularly in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Pixelworks and Genesis are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     In connection with the proposed Pixelworks/Genesis merger, Pixelworks, Genesis and Display Acquisition Corporation intend to file a joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT /PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Pixelworks and Genesis with the SEC at the SEC’s web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks’ website at www.pixelworks.com, or by contacting Genesis at 408-262-6599 and through Genesis’s website at www.genesismicrochip.com.

     Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 9, 2002. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

     Genesis and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Genesis’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis as indicated above.

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